Exhibit 21.1

Xtribe PLC and Subsidiaries

Xtribe PLC (a public limited company incorporated and registered in England and Wales with number 07878011)

●	Xtribe USA Corp. (Delaware)

○	X-Solution S.R.L. (a/ka “ Xtribe Italy”) (an Italian company)

●	Xtribe (BVI) Ltd. (a British Virgin Islands business company registered with company number 2157137)